Exhibit 99.1

FEMSA Announces Successful Sustainability Linked Bond Issuance in the Mexican Market

Monterrey, Mexico, November 15, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced the placement of Mexican Peso-denominated sustainability linked bonds in the Mexican market for a total of Ps. 9,273,843,400.00. The issued bonds were purchased by 33 institutional investors and the issuance was oversubscribed 1.9x times.

The transaction was completed through a dual-tranche format with the tickers FEMSA 22-2L and FEMSA 22L. The first tranche was issued at an annual fixed rate of 9.65% (Mbono+0.45%) for an amount of Ps. 8,446,384,600.00 due in 2032. The second tranche was issued at an annual variable rate of TIIE28 + 0.10% for an amount of Ps. 827,458,800.00 due in 2027 (the “Bonds”).

Pursuant to the terms of the Bonds, they are linked to FEMSA’s Sustainability Linked Bond Framework, which was adopted and published by the Company in connection to the 2021 issuance of its Euro-denominated sustainability linked notes in the international capital markets for €700 million in senior notes due in 2028, and €500 million in senior notes due in 2033. This Framework is aligned with the 2020 Sustainability Linked Bonds Principles (“SLBP”), as administered by the International Capital Market Association, and it includes certain Sustainability Performance Targets of the Company which are aligned with its overall sustainability strategy priorities for 2030. Per the terms of the Bonds, the satisfaction of the Sustainability Performance Targets will be verified by an accredited third party, and if such targets are not satisfied on certain dates, there will be an interest rate step-up of 25 basis points.

Pursuant to FEMSA’s Sustainability-Linked Bond Framework, FEMSA has committed to annually publish on its website a Sustainability-Linked Securities update within its Sustainability Annual Report, which will include up-to-date information on its performance with respect to the key performance indicators.

The Sustainability Linked Bond Framework is available at: https://femsa.gcs-web.com/sustainable-finance

This issuance received credit ratings of mxAAA from Standard & Poor's and AAA (mex) from Fitch Ratings. The proceeds from this issuance will be used for general corporate purposes.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	November 15, 2022	| Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 335,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	November 15, 2022	| Page 1